October 31, 2005


Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Digicorp and on September 23, 2005, we reported on the balance sheet of Digicorp as of June 30, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. On October 27, 2005 we were dismissed as the independent registered public accounting firm of Digicorp. We have read Digicorp's statements included under Item 4.01 of its Form 8-K dated October 25, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with Digicorp's statements related to the engagement of Peterson & Co. as independent registered public accountants.

Very truly yours,


/s/ Jones Simkins, P.C.
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JONES SIMKINS, P.C.